UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 — 4th Floor Bosques de las Lomas 05120 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

For Immediate Release

ASUR 1Q05 PASSENGER TRAFFIC UP 11.55% YOY

1Q05 Highlights1:
  EBITDA increased by 21.94% to Ps.386.92 million.
  Total passenger traffic up by 11.55%.
  Total revenues up by 22.11%, mainly due to a 15.03% increase in aeronautical revenues.
  Commercial revenues per passenger increased by 41.06%, to Ps.31.27 per passenger.
  Operating income improved by 29.35%.
  EBITDA margin was 65.54% compared with 65.63% in 1Q04.

México D.F., April 20, 2005 Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced results for the three-month period ended March 31, 2005.

____________
1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Generally Accepted Accounting Principles in Mexico, expressed in constant Mexican pesos as of March 31, 2005, and represent comparisons between the three-month period ended March 31, 2005, and the equivalent three-month period ended March 31, 2004. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.11.1783.

ASUR 1Q05, Page 1 of 13

Passenger Traffic

For the first quarter of 2005, total passenger traffic increased year-over-year by 11.55%; domestic passenger traffic increased by 4.42%; and international passenger traffic increased by 15.00% .

The 4.42% growth in domestic passenger traffic mainly reflects the 4.13% increase in traffic at the Cancun airport.

The 15.00% increase in international passenger traffic resulted mainly from a 13.64% and 21.19% growth in traffic at the Cancun and Cozumel airports, respectively.

Table I: Domestic Passengers (in thousands)
Airport	1Q04	1Q05%
			Change
Cancun	443.9	462.2	4.13

Cozumel	19.1	26.0	36.07

Huatulco	50.5	56.8	12.28

Merida	194.5	196.7	1.15

Minatitlan	30.2	29.1	(3.74)

Oaxaca	129.3	128.7	(0.46)

Tapachula	47.6	47.8	0.40

Veracruz	109.3	118.4	8.30

Villahermosa	144.7	155.1	7.22

TOTAL	1,169.2	1,220.8	4.42

Note: Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)
Airport	1Q04	1Q05%
			Change
Cancun	2,194.9	2,494.4	13.64

Cozumel	142.8	173.0	21.19

Huatulco	17.9	33.7	87.68

Merida	30.3	34.8	15.07

Minatitlan	0.5	0.7	31.48

Oaxaca	9.1	17.7	94.61

Tapachula	0.8	1.3	70.13

Veracruz	12.4	14.0	13.19

Villahermosa	8.5	10.1	18.05

TOTAL	2,417.2	2,779.7	15.00

Note: Passenger figures exclude transit and general aviation passengers.

ASUR 1Q05, Page 2 of 13

Table III: Total Passengers (in thousands)
Airport	1Q04	1Q05%
			Change
Cancun	2,638.8	2,956.6	12.04

Cozumel	161.9	199.1	22.95

Huatulco	68.5	90.4	32.05

Merida	224.7	231.5	3.03

Minatitlan	30.8	29.8	(3.09)

Oaxaca	138.4	146.4	5.78

Tapachula	48.3	49.1	1.53

Veracruz	121.7	132.4	8.81

Villahermosa	153.2	165.2	7.82

TOTAL	3,586.4	4,000.5	11.55

Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 1Q05

Total revenues for 1Q05 increased year-over-year by 22.11% to Ps.590.4 million. This was mainly due to:

  An increase of 15.03% in revenues from aeronautical services, principally as a result of the above-mentioned increase in passenger traffic, and
  An increase of 47.25% in revenues from non-aeronautical services, principally as result of the 57.17% increase in commercial revenues.

ASUR classifies revenues from the following activities as commercial revenues: duty free, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage and parking lots.

Commercial revenues improved year-over-year by 57.17%, mainly due to:

  A 30.15% increase in duty-free revenues, primarily as a result of the growth in international passenger traffic and improved product mix.
  An increase of 75.12% in food and beverage revenues, primarily resulting from higher passenger traffic and revenues from ASUR’s direct operation of a restaurant and a snack bar at the Cancun airport, which were taken over from a former concession holder in May 2004.
  Results also reflect higher revenues from the direct commercial operation of a restaurant at the Merida airport, which was taken over from a former concession holder in February 15, 2005, as a result of the early termination of the concession by the former concession holder, ASUR was not required to disburse any.
  A 247.86% increase in retail revenues, mainly as a result of growth in international passenger traffic during the quarter, revenues from the
ASUR 1Q05, Page 3 of 13

direct operation of three convenience stores, at the Cancun airport, previously operated by a former concessionaire and the new store openings listed below:

Airport	Name	Month Opened

Cancun	Airport Free Shop	April 2004

Cancun	Pineda Covalin	May 2004
Cancun	Sunglass Island	August 2004
Cancun	Cinco Soles	March 2004

Cancun T2	Cinco Soles	March & April 2004
Cancun T2	Airport Free Shop	April 2004

Cancun T2	Farmacia Payless	May 2004
Cancun T2	La Perfumeria	October 2004

Cancun T2	Le Boutique	January 2005

Cancun T2	Bijoux Terner	December 2004

Cancun T2	Harley Davidson	December 2004

Cozumel	Airport Free Shop	April 2004

Cozumel	Pineda Covalin	June 2004

Cozumel	Bijoux Terner	February 2005

Oaxaca	Airport Free Shop	October 2004

Villahermosa	Airport Free Shop	March 2005

  A 10.24% rise in advertising revenues, as a result of the increase in the minimum fee paid by the Company’s main advertising operator.
  A 38.02% increase in revenue in parking lots due to a tariff adjustment and an increase in the passenger traffic.

During 2004, the Company initiated an arbitration process with one of the duty free concessionaires (Dufry Mexico S.A. de C.V.) that operates in the Cancun airport. The dispute relates to the amount paid in rent by this concessionaire for the units it occupies in Terminal 1 of this airport. Arbitration proceedings are at an advanced stage, and a final decision is expected during the second quarter of 2005.

Total operating costs and expenses for 1Q05 increased year-over-year by 16.12% primarily as a result of:

  A 32.16% increase in costs of services mainly as a result of the costs related to ASUR’s direct commercial operation of a restaurant, a snack bar and three convenience stores previously operated by a former concessionaire, an increase in maintenance expenses as well as higher payroll resulting from the reallocation of certain functions from ASUR’s corporate headquarters to the airport level, principally at Cancun.
  A 21.89% increase in the cost of technical assistance, principally due to the increase in EBITDA for the quarter (a basis for the calculation of the fee).

ASUR 1Q05, Page 4 of 13

  A 22.08% increase in concession fees mainly due to higher revenues.
  An 5.46% increase in depreciation and amortization, resulting from the capitalization of investments in fixed assets, improvements made to concession assets and ASUR’s direct commercial operation of two restaurants, a snack bar and three convenience stores previously operated by former concessionaires.
  The increase in costs was partially offset by an 8.27% decline in administrative expenses reflecting the reorganization in February 2004 of certain functions from the corporate to the airport level.

Operating margin for 4Q04 improved to 47.96% from 45.27% in the first quarter of last year. This was mainly driven by the 22.11% increase in revenues, primarily the result of the 15.03% growth in aeronautical revenues, which more than offset the 16.12% increase in costs and expenses for the quarter.

Mexican companies are generally required to pay the greater of their income tax liability or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of the company’s assets (including, in ASUR’s case, its concessions), less the average tax value of certain liabilities (essentially liabilities of companies resident in Mexico, excluding those related to financial institutions and their intermediaries)). ASUR made asset tax payments of Ps.39.8 million for 1Q05. Of these payments, Ps.9.9 million was recorded as an expense in the results for the quarter, which net of the Ps.4.3 million tax credit from the adjustment of 2004 taxes resulted in a net amount of Ps.5.6 million. The difference was recorded as an asset, since the Company expects to recover Ps.29.9 million as a credit against future income tax payments.

Net income for 1Q05 was Ps.215.93 million, a year-over-year increase of 56.55% . Earnings per common share for the quarter were Ps.0.7198, or earnings per ADS (EPADS) (one ADS represents ten series B common shares) of US$0.6439. This compares with Ps. 0.4598, or EPADS of US$0.4113, for the same period last year.

ASUR 1Q05, Page 5 of 13

Table IV: Summary of Consolidated Results for 1Q05
	1Q04	1Q05%
			Change
Total Revenues	483,469	590,370	22.11

Aeronautical Services	377,206	433,901	15.03

Non-Aeronautical Services	106,264	156,469	47.25

Commercial Revenues
	81,393	127,925	57.17

Operating Profit	218,876	283,119	29.35

Operating Margin %	45.27%	47.96%	5.93%

EBITDA	317,301	386,919	21.94

EBITDA Margin %	65.63%	65.54%	(0.14)

Net Income	137,935	215,930	56.55

Net Income per Share	0.4598	0.7198	56.55

Net Income Per ADS	0.4113	0.6439	56.55

Note: Figures are shown in thousands of constant Mexican pesos as of March 31, 2005. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.11.1783.

Table V: Commercial Revenues per Passenger for 1Q05
	1Q04	1Q05%
			Change
Total Passengers (‘000)	3,672	4,091	11.43

Total Commercial	81,393	127,925	57.17
Revenues

Commercial revenues from	1,719	19,796	1,051.60
direct operations(1)

Commercial revenues	79,674	108,130	35.72
excluding direct operations

Total Commercial Revenue	22.17	31.27	41.06
per Passenger

Commercial revenue from	0.47	4.84	929.79
direct operations per
passenger(1)

Commercial revenue per	21.70	26.43	21.08
passenger (excluding direct
operations)

Note:	For purposes of this table, include 85.4 thousand and 90.8 thousand transit and general aviation passengers are included for 1Q04 and 1Q05, respectively. Revenue figures are shown in thousand of constant Mexican pesos as of March 31, 2005.

(1) Revenue from direct commercial operations includes two restaurants, a snack bar and three convenience stores. Revenue for 2004 only includes the concession fee from the previous concessionaires.

ASUR 1Q05, Page 6 of 13

Table VI: Operating Costs and Expenses for 1Q05
	1Q04	1Q05%
			Change
Costs of Services	95,545	126,268	32.16

Administrative	29,669	27,214	(8.27)

Technical Assistance	16,785	20,460	21.89

Concession Fees	24,171	29,509	22.08

Depreciation and Amortization	98,425	103,801	5.46

TOTAL	264,594	307,251	16.12

Note: Figures are shown in thousands of constant Mexican pesos as of March 31, 2005.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities through maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 1Q05 were Ps.461.41 million, resulting in an annual average tariff per work load unit of Ps.112.89. ASUR’s regulated revenues accounted for approximately 78.15% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On March 31, 2005, Airport Facility Usage Rights and Airport Concessions represented 83.31% of the Company’s total assets, with current assets representing 12.39% and other assets representing 4.30% .

On March 31, 2005 cash and marketable securities were Ps.1,356.25 million. On the same date, shareholder’s equity was Ps. 12,168.59 million and total liabilities were Ps.775.15 million, representing 94.22% and 5.78% of total assets, respectively. Total deferred liabilities represented 74.78% of the Company’s total liabilities.

Capex

During the quarter, ASUR made investments of Ps.98.07 million as part of the Company’s ongoing plan to modernize its airports.

Corporate Events

By resolution of the Board of Directors adopted in the meeting held on April 11, 2005 and pursuant to the provisions of Articles Thirty-six and Thirty-seven and other provisions of the by-laws of Grupo Aeroportuario del

ASUR 1Q05, Page 7 of 13

Sureste, S.A. de C.V. (the “Company”) and Articles 181 and 183 of the General Corporations Law (“Ley General de Sociedades Mercantiles”), the Company’s shareholders are hereby called to attend the General Ordinary Shareholders’ Meeting (the “Meeting”), which will take place at 10:00 a.m. on April 28, 2005, at the Company’s offices in Bosque de Alisos, No. 47-A 3rd Floor, Colonia Bosques de las Lomas, 05120 Mexico City, Mexico to discuss the following:

I.	Presentation and approval of the report of the Board of Directors in terms of Article 172 of the General Corporations Law in connection with the operations and results for the fiscal year ended December 31, 2004;
II.	Presentation and approval of the annual report of the Audit Committee regarding its activities as provided by Article 14 Bis 3 of the Securities Market Law (“Ley del Mercado de Valores”);
III.	Presentation and approval of the report of the Statutory Auditor;
IV.	Presentation and approval of the individual and consolidated financial statements of the Company for the fiscal year ended December 31, 2004;
V.	Presentation of the report of the Nominations and Compensation Committee;
VI.	Proposal regarding the application of the Company’s results for the year ended December 31, 2004; proposal to increase the legal reserve of the Company by Ps.30,349,597.13; proposal to increase the reserve account for the repurchase of the Company’s shares by Ps.328,804,338.96.
VII.	Proposal of the Board of Directors to pay a net ordinary cash dividend of Ps.0.62 per share for each outstanding Series “B” or “BB” share;
VIII.	Appointment and/or ratification of the proprietary and alternate members of the Board of Directors and Statutory Auditors.
Resolutions relating thereto;
IX.	Appointment of an audit committee financial expert;
X.	Resolutions regarding the remuneration to be paid to the plenary and alternate members of the Board of Directors and Statutory Auditors;
XI.	Appointment of Delegates in order to formalize the resolutions adopted in this General Annual Ordinary Shareholders’ Meeting.
Resolutions relating thereto.

1Q05 Earnings Conference Call

Day:	April 21, 2005
Time:	11:00 AM US EST; 10:00 AM Mexico City time
Dial-in numbers:	(800) 344-1005 (US & Canada) (706) 634-1333 (International & Mexico)

ASUR 1Q05, Page 8 of 13

Access Code:	5582293
Replay:	Starting Thursday, April 21 at 2:00 PM US EST, ending at
midnight US EDT on Thursday, April 28. Dial-in number:
(800) 642-1687 (US & Canada); (706) 645-9291
(International & Mexico). Access Code: 5582293

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 1Q05, Page 9 of 13

Operating Results per Airport
	1Q04	1Q05%
			Change
Cancun

Aeronautical	228,795	330,828	44.59
Revenues

Non-aeronautical	81,337	127,945	57.30
Revenues

Operating Profit	206,946	260,955	26.10

EBITDA	269,013	327,290	21.66

Cozumel

Aeronautical	16,247	22,939	41.19
Revenues

Non-aeronautical	4,766	5,838	22.49
Revenues

Operating Profit	5,277	12,385	134.70

EBITDA	10,412	17,625	69.28

Merida

Aeronautical	20,798	21,403	2.91
Revenues

Non-aeronautical	7,780	7,639	(1.81)
Revenues

Operating Profit	1,928	4,032	109.13

EBITDA	10,604	11,727	10.59

Villahermosa

Aeronautical	13,978	14,581	4.31
Revenues

Non-aeronautical	3,953	4,508	14.04
Revenues

Operating Profit	3,727	5,033	35.04

EBITDA	8,883	10,472	17.89

Others

Aeronautical	37,387	44,151	18.09
Revenues

Non-aeronautical	8,428	10,540	25.06
Revenues

Operating Profit	(4,695)	713	(115.19)

Others	12,184	19,806	62.56

TOTAL

Aeronautical	377,206	433,901	15.03
Revenues

Non-aeronautical	106,264	156,469	47.25
Revenues

Operating Profit	218,876	283,119	29.35

EBITDA	317,301	386,919	21.94

Note: All figures are in thousands of constant Mexican pesos as of March 31, 2005.

ASUR 1Q05, Page 10 of 13

Grupo Aeroportuario del Sureste, S.A. de C.V. Consolidated Balance Sheet as of March 31 st, 2005 and 2004 Thousands of Mexican pesos in purchasing power as of March 31 st, 2005
I t e m	March 2004	March 2005	Variation	%

A s s e t s
Current Assets
Cash and cash equivalents	976,613	1,356,254	379,641	38.87
Trade receivables, net	248,639	269,103	20,465	8.23
Recoverable taxes and other current assets	67,635	36,656	(30,979)	(45.80)

Total Current Assets	1,292,887	1,662,014	369,127	28.55

Fixed Assets
Machinery, furniture and equipment, net	84,184	90,234	6,050	7.19
Rights to use airport facilities, net	2,219,439	2,149,047	(70,391)	(3.17)
Improvements to use airport facilities, net	1,023,480	1,171,763	148,283	14.49
Constructions in process	126,169	362,012	235,843	186.93
Others	11,352	8,900	(2,452)	(21.60)

Total Fixed Assets	3,464,624	3,781,957	317,334	9.16

Defferred Assets
Airports concessions, net	8,088,158	7,854,951	(233,207)	(2.88)
Defferred income taxes	-	-	-	-
Other	16,248	115,714	99,466	612.16

Total Defferred Assets	8,104,406	7,970,666	(133,741)	(1.65)

Total Assets	12,861,917	13,414,637	552,720	4.30

Liabilities and Stockholder's Equity
Current Liabilities
Trade accounts payable	3,883	5,484	1,601	41.23
Notes payable	-	-	-	-
Accrued expenses and others payables	143,050	169,902	26,852	18.77

Total Current Liabilities	146,932	175,385	28,453	19.36

Long term liabilities
Other	14,463	20,103	5,640	38.99
Defferred income taxes	492,195	541,548	49,353	10.03
Defferred employees profit sharing	39,128	37,496	(1,632)	(4.17)
Labor Obligations	609	617	9	1.40

Total long term liabilities	546,396	599,765	53,369	9.77

Total Liabilities	693,329	775,150	81,822	11.80

Stockholder's Equity
Capital stock	11,563,155	11,563,155	0	0.00
Legal Reserve	54,782	69,423	14,641	26.73
Share repurchase reserve	-	161,181	161,181	-
Net Income for the period	137,935	215,930	77,995	56.54
Retained earnings	412,716	629,797	217,081	52.60

Total stockholderps Equity	12,168,588	12,639,487	470,899	3.87

Total Liabilities ans Stockholder's Equity	12,861,917	13,414,637	552,720	4.30

ASUR 1Q05, Page 11 of 13

Grupo Aeroportuario del Sureste, S.A. de C.V. Consolidated Statement of Income from January 1st to March 31st, 2005 and 2004 Thousands of Mexican pesos in purchasing power as of March 31 st, 2005
I t e m	Accumulative 2004	Accumulative 2005	Variation %	Quarter 2004	Quarter 2005	Variation %

Revenues
Aeronautical Services	377,206	433,901	15.03	377,206	433,901	15.03

Non-Aeronautical Services	106,264	156,469	47.25	106,264	156,469	47.25

Total Revenues	483,469	590,370	22.11	483,469	590,370	22.11

Operating Expenses

Cost of services	95,545	126,268	32.16	95,545	126,268	32.16
General and administrative expenses	29,669	27,214	(8.27)	29,669	27,214	(8.27)
Technical Assistance	16,785	20,460	21.89	16,785	20,460	21.89
Concession fee	24,171	29,509	22.09	24,171	29,509	22.09
Depreciation and Amortization	98,425	103,801	5.46	98,425	103,801	5.46

Total Operating Expenses	264,594	307,251	16.12	264,594	307,251	16.12

Operating Income	218,876	283,119	29.35	218,876	283,119	29.35

Comprehensive Financing cost	(5,153)	2,469	(147.92)	(5,153)	2,469	(147.92)

Extraordinary and Special Items
Rescue Clause	2,675	-	(100.00)	2,675	-	(100.00)
Special items ( NMO Restructuring )	3,527	15	(99.60)	3,527	15	(99.60)

Income Before Income Taxes	207,520	285,573	37.61	207,520	285,573	37.61

Provision for Income Taxes	12,944	5,639	(56.44)	12,944	5,639	(56.44)
Defferred income taxes	56,641	64,004	13.00	56,641	64,004	13.00
Defferred employees profit sharing	-	-	-	-	-	-

Net Income for the Year	137,935	215,930	56.55	137,935	215,930	56.55

Earning per share	0.4598	0.7198	56.55	0.4598	0.7198	56.55
Earning per ads usd	0.4113	0.6439	56.55	0.4113	0.6439	56.55
Exchange rate per dollar 11.1783

ASUR 1Q05, Page 12 of 13

Grupo Aeroportuario del Sureste, S.A. de C.V.
Consolidated Statement of Changes in Financial Position from January 1st to March 31st, 2005 and 2004
Thousands of Mexican pesos in purchasing power as of March 31 st, 2005

I t e m	Accumulative	Accumulative	Variation	Quarter	Quarter	Variation
	2004	2005	%	2004	2005	%

Net Income for the Year	137,935	215,930	56.54	137,935	215,930	56.54
Depreciation and Amortization	98,425	103,801	5.46	98,425	103,801	5.46
Resources provided by operations	236,360	319,731	35.27	236,360	319,731	35.27
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade receivables	(67,884)	(55,133)	(18.78)	(67,884)	(55,133)	(18.78)
Recoverable taxes and other current assets	65,700	(5,281)	(108.04)	65,700	(5,281)	(108.04)
Other defferred assets	(181)	(1,256)	595.27	(181)	(1,256)	595.27
Increase (decrease) in:
Trade accounts payable	(6,923)	(5,603)	(19.07)	(6,923)	(5,603)	(19.07)
Accrued expenses and others payables	3,365	2,293	(31.85)	3,365	2,293	(31.85)
Long term liabilities	23,860	44,488	86.46	23,860	44,488	86.46

Resources provided by (used for) working capital	17,937	(20,490)	(214.24)	17,937	(20,490)	(214.24)
Resources provided by (used for) operating activities	254,297	299,241	17.67	254,297	299,241	17.67
Resources provided by (used for) financing activities:	-	-	-	-	-	-

Notes payable	-		-	-	-	-
Others	-		-	-	-	-
Resources provided by (used for) investing activities:	(30,821)	(98,075)	218.21	(30,821)	(98,075)	218.21

Investments in machinery, furniture and equipment, net	(2,894)	(9,179)	217.18	(2,894)	(9,179)	217.18
Investments in rights to use airport facilities	(266)	0	(100.01)	(266)	0	(100.01)
Investments in constructions in process	(22,094)	(101,290)	358.44	(22,094)	(101,290)	358.44
Investments in others	(5,567)	12,394	(322.63)	(5,567)	12,394	(322.63)
Increase (Decrease) in cash and cash equivalents	223,476	201,166	(9.98)	223,476	201,166	(9.98)
Cash and cash equivalents at beginning of the financial period	753,137	1,155,088	53.37	753,137	1,155,088	53.37
Cash and cash equivalents at the end of the financial period	976,613	1,356,254	38.87	976,613	1,356,254	38.87

ASUR 1Q05, Page 13 of 13

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: April 20, 2005